SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Penn Virginia GP Holdings, L.P.
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

70788P105
(CUSIP Number)

July 17, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of common units representing limited partner interests of the Issuer reported herein is 276,375, which constitutes approximately 0.7% of the total number of common units outstanding. All ownership percentages set forth herein assume that there are 39,074,500 units outstanding.

CUSIP No. 70788P105

1.     Name of Reporting Person:

           Lone Star Gathering, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  276,375
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          276,375 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.7%

12.     Type of Reporting Person: PN

---------------------------------------------------
(1)  On July 17, 2008, the Reporting Person acquired beneficial ownership of 2,009,995 common units representing limited partner interests of the Issuer, which constituted approximately 5.1% of the units outstanding. Prior to the date of this filing, the Reporting Person disposed of all of such units except for the units reported herein.

Item 1(a).     Name of Issuer.

The name of the issuer is Penn Virginia GP Holdings, L.P. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania 19087.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Lone Star Gathering, L.P., a Texas limited partnership ("Lone Star"), the "Reporting Person". Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  LONESTAR OLP GP LLC, a Delaware limited liability company ("OLP GP"), LONESTAR Midstream Partners, LP, a Delaware limited partnership ("MLP"), LSMP GP LP, a Delaware limited partnership ("LSMP"), and LONESTAR Midstream GP LLC, a Delaware limited liability company ("GP LLC").  The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of each of the Item 2 Persons is 300 E. John Carpenter Freeway, Suite 800, Irving, Texas 75062.

Item 2(c).      Citizenship.

Lone Star is a limited partnership organized under the laws of the State of Texas.

OLP GP is a limited liability company organized under the laws of the State of Delaware.

MLP is a limited partnership organized under the laws of the State of Delaware.

LSMP is a limited partnership organized under the laws of the State of Delaware.

GP LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the common units representing limited partner interests of the Issuer (the "Common Units").

Item 2(e).     CUSIP Number.

The CUSIP number of the Common Units is 70788P105.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Person

Lone Star

The aggregate number of Common Units that Lone Star owns beneficially, pursuant to Rule 13d-3 of the Act, is 276,375, which constitutes approximately 0.7% of the outstanding Common Units.

Controlling Persons

OLP GP

Because of its position as the general partner of Lone Star, OLP GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 276,375 Common Units, which constitutes approximately 0.7% of the outstanding Common Units.

MLP

Because of its position as the sole managing member of OLP GP, MLP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 276,375 Common Units, which constitutes approximately 0.7% of the outstanding Common Units.

LSMP

Because of its position as the general partner of MLP, LSMP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 276,375 Common Units, which constitutes approximately 0.7% of the outstanding Common Units.

GP LLC

Because of its position as the general partner of LSMP, GP LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 276,375 Common Units, which constitutes approximately 0.7% of the outstanding Common Units.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any of the Common Units.

(c)

Reporting Person

Lone Star

Lone Star has the sole power to vote or to direct the vote of 276,375 Common Units and no power to dispose or to direct the disposition of any of the Common Units.

Controlling Persons

OLP GP

Because of its position as the general partner of Lone Star, OLP GP has the sole power to vote or to direct the vote of 276,375 Common Units and no power to dispose or to direct the disposition of any of the Common Units.

MLP

Because of its position as the sole managing member of OLP GP, MLP has the sole power to vote or to direct the vote of 276,375 Common Units and no power to dispose or to direct the disposition of any of the Common Units.

LSMP

Because of its position as the general partner of MLP, LSMP has the sole power to vote or to direct the vote of 276,375 Common Units and no power to dispose or to direct the disposition of any of the Common Units.

GP LLC

Because of its position as the general partner of LSMP, GP LLC has the sole power to vote or to direct the vote of 276,375 Common Units and no power to dispose or to direct the disposition of any of the Common Units.

Item 5.     Ownership of Five Percent or Less of a Class.

On July 24, 2008, the Reporting Person ceased to be the beneficial owner of five percent or more of the outstanding Common Units.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     July 25, 2008

LONE STAR GATHERING, L.P.

By:   LONESTAR OLP GP LLC, its general partner

     By:   LONESTAR Midstream Partners, LP,
               its sole member

           By:   LSMP GP LP,
                     its general partner

                 By:   LONESTAR Midstream GP LLC,
                           its general partner

                    By:  /s/ J. Patrick Barley
                               J. Patrick Barley, President